Exhibit 12.1

The Estée Lauder Companies Inc.

Computation of Ratio of Earnings to Fixed Charges

(In millions, except ratio data)

	Nine Months
	Ended	Fiscal Years
	March 31, 2015	2014	2013	2012	2011	2010

Fixed Charges
Interest expense (1)	$45.0	$59.4	$82.2	$66.5	$69.2	$106.5
Rental expense	55.8	57.7	48.0	57.6	46.8	39.5
Total Fixed Charges	100.8	117.1	130.2	124.1	116.0	146.0

Earnings available for fixed charges:
Earnings before income taxes	1,341.5	1,776.8	1,475.2	1,261.1	1,025.5	688.3
Less noncontrolling interests	(3.7)	(5.0)	(4.0)	(3.6)	(3.0)	(4.1)
Add fixed charges	100.8	117.1	130.2	124.1	116.0	146.0

Total earnings available for fixed charges	$1,438.6	$1,888.9	$1,601.4	$1,381.6	$1,138.5	$830.2

Ratio of earnings to fixed charges (2)	14.27x	16.13x	12.30x	11.13x	9.81x	5.69x

(1)         Fiscal 2010 interest expense includes pre-tax expense on the extinguishment of debt of $27.3 million representing the tender premium, the pro-rata write-off of unamortized terminated interest rate swap, issuance costs and debt discount, and tender offer costs associated with $130.0 million principal amount of our 6% Senior Notes due 2012 and $69.9 million principal amount of our 7.75% Senior Notes due 2013.   In fiscal 2013, we redeemed the remaining $230.1 million principal amount of our 7.75% Senior Notes due 2013 and  recorded a pre-tax expense on the extinguishment of debt of $19.1 million representing the call premium of $18.6 million and the pro-rata write-off of $0.5 million of issuance costs and debt discount.

(2)         The ratio of earnings to fixed charges has been computed by dividing earnings before income taxes attributable to The Estée Lauder Companies Inc. plus fixed charges less noncontrolling interests by the fixed charges.  This ratio includes the earnings and fixed charges of The Estée Lauder Companies Inc. and its consolidated subsidiaries. Fixed charges consist of interest and related amortization of premiums, discounts and capitalized expenses related to indebtedness and the portion of rentals for real and personal properties in an amount deemed to be representative of the interest factor.